PLEDGE AGREEMENT
For the Benefit of the Contran Deferred Compensation Trust No. 3

This Pledge Agreement (this “Agreement”) is made as of December 31, 2018 between Contran Corporation, a Delaware corporation (“Contran”), and Dixie Rice Agricultural L.L.C., a Louisiana limited liability company (“Dixie Rice”).

Recitals

A. Contran and Glenn R. Simmons (“Simmons”) entered into the following nonqualified deferred compensation agreement (with any further amendments to this agreement, the “Deferred Compensation Agreement”):

The Deferred Compensation Agreement (Originally Established October 31, 1984) Amended and Restated as of January 1, 1999, as amended by First Amendment dated as of October 1, 2004, and by Second Amendment dated as of July 20, 2005.

Pursuant to the Deferred Compensation Agreement, Contran has an obligation to pay Simmons or his beneficiary upon the occurrence of certain events (a “Payout Event”) the value of Simmons’s deferred compensation accounts established by the Deferred Compensation Agreement, less the value of assets concurrently distributed to him at the time by the trustee of the Amended and Restated Contran Deferred Compensation Trust No. 3 as of July 1, 2004 (the “CDCT”).

B. On August 25, 2005, Valhi Holding Company, a Delaware corporation and a subsidiary of Contran (“VHC”), in order to assist Contran in funding it obligations under the Deferred Compensation Agreement (and two other deferred compensation agreements, which have since been terminated), pledged 120,000 shares (the “Old Shares”) of the common stock, par value $0.01 per share (“Valhi Common Stock”), of Valhi, Inc., a Delaware corporation and also a subsidiary of VHC and Contran, registered in the name of VHC to the CDCT in consideration of a collateral fee and an indemnity from Contran pursuant to a Pledge Agreement dated August 25, 2005 (the “Old Pledge Agreement”) between Contran and VHC.

C. On December 31, 2018, pursuant to a Plan of Complete Liquidation and Dissolution of VHC, VHC dissolved and was liquidated, and the shares of Valhi Common Stock owned by VHC, including the Old Shares subject to the lien under the Old Pledge Agreement, are now owned by Dixie Rice, and Dixie Rice is the successor to VHC.

D. Dixie Rice desires to pledge 120,000 shares of Valhi Common Stock registered in the name of Dixie Rice (the “New Shares”) to the CDCT under the terms of this Agreement in anticipation of the delivery of the Old Shares to Dixie Rice.

Agreement

In consideration of the mutual premises, representations and covenants herein contained, the parties hereto mutually agree as follows.

Section 1.  The Pledge.  Dixie Rice agrees to secure Contran’s obligations under the Deferred Compensation Agreement by granting to the CDCT a security interest in the New Shares and delivering to the CDCT stock certificates for the New Shares with applicable stock powers duly executed in blank by Dixie Rice, all in a form reasonably satisfactory to the CDCT.  Dixie Rice warrants that the New Shares, when delivered to the CDCT will be free and clear of all liens, claims and encumbrances whatsoever, except for such liens, claims and encumbrances on the New Shares created by this Agreement.  The CDCT may at any time following the occurrence and during the continuation of a Payout Event cause any or all of the New Shares to be transferred of record into the name of the CDCT or its nominee and exercise any and all rights of a secured party holding a security interest in the New Shares under the uniform commercial code.  Prior to the transfer of record of a New Share to the CDCT, Dixie Rice shall retain all rights to vote the New Share and receive dividends on the New Share.

Section 2.  The Pledge Fee.  As consideration for pledging the New Shares, beginning January 1, 2019 Contran shall pay to Dixie Rice on March 31, June 30, September 30 and December 31 of each year (if a business day, and if not, on the next successive business day as if made as of the end of such calendar quarter) a fee equal to 0.125% of the value of the New Shares based on the closing sales price per share for shares of Valhi Common Stock on the second to last day of such calendar quarter on which such shares traded as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade.  Upon the termination of this Agreement, if the termination date is not as of the end of a calendar quarter, Contran shall pay on the termination date to Dixie Rice a pro rated fee based on the portion of the calendar quarter that the New Shares were pledged and the closing sales price per share of Valhi Common Stock on the second to last day on which shares of Valhi Common Stock traded prior to the termination date as reported by the New York Stock Exchange or such other principal exchange or other market quotation system on which such shares may then trade.

Section 3.  Indemnity.  Contran agrees to indemnify Dixie Rice against any loss or incremental cost resulting from the pledge of the New Shares to the CDCT under this Agreement or the transfer of the New Shares to the CDCT.

Section 4.  Return of Old Shares.   Contran agrees to use its best efforts to deliver stock certificates representing the Old Shares to Dixie Rice shortly after the delivery of the New Shares to the CDCT.  Contran and Dixie Rice (as successor to VHC) agree that upon delivery to the CDCT of stock certificates for the New Shares with applicable stock powers duly executed in blank by Dixie Rice, the Old Pledge Agreement will terminate effective as of December 31, 2018.

Section 5.  Termination.  Either party hereto may terminate this Agreement by giving the other party thirty days advance written notice of such termination.  On the termination date of this Agreement, Contran shall return the stock certificates representing the New Shares to Dixie Rice and the related stock powers that Dixie Rice originally tendered to Contran under this Agreement.

Section 6.  Applicable Law.  This Agreement shall be governed by and construed in accordance with the domestic laws of the state of Texas, without giving effect to any choice of law or conflict of law provision or rule (whether of the state of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Texas.

Executed as of the date first above written.

Contran Corporation By: /s/ Kelly D. Luttmer Kelly D. Luttmer, Executive Vice President	Dixie Rice Agricultural L.L.C. By: /s/ Gregory M. Swalwell Gregory M. Swalwell, Executive Vice President